UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  1-14561

Daimler AG

The New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Daimler AG, Mercedesstrasse 137, 70327 Stuttgart, Germany

Tel.: +49 (0) 711-17-0

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Ordinary Shares, no par value
Guarantee of Daimler AG in respect of Daimler Finance North America LLC’s 8.50% Notes due January 18, 2031

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐            17 CFR 240.12d2-2(a)(1)

☐            17 CFR 240.12d2-2(a)(2)

☐            17 CFR 240.12d2-2(a)(3)

☐            17 CFR 240.12d2-2(a)(4)

☐    Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒   Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Daimler AG (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 26, 2010	By	/s/ Dr. Gero Herrmann
Date		Dr. Gero Herrmann	General Counsel & Chief Compliance Officer

	By	/s/ Peter Zirwes
		Peter Zirwes	Director Corporate Finance

(1)  Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654 (03-06)